Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper Hourly 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-156136) on Form S-8 of Clearwater Paper Hourly 401(k) of our report dated June 17, 2010, with respect to the statements of net assets available for benefits of the Clearwater Paper Hourly 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental financial statement schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Clearwater Paper Hourly 401(k) Plan.

/s/ KPMG LLP

Seattle, Washington

June 17, 2010